

Edit your business profile
NOT ACCEPTING INVESTMENT

This business is not accepting investment through Mainvest.

You can invest in local, brick & mortar businesses with as little as $100.

View Investment Opportunities
 Watch this investment opportunity Share

Map data ©2020
Women-ledFamily-friendyQuick bite
Top Shelf Cookies

Bakery

196 Quincy St
Dorchester, MA 02121
Get directions
Operating Pop-Ups
View Website
This is a preview of your investment opportunity. Continue your application
INVESTMENT OPPORTUNITY
Top Shelf Cookies is seeking investment to operating Capital.
Generating RevenueFirst LocationLease SecuredOperating Pop-ups
Top Shelf Cookies previously received $100,000 of investment through Mainvest.
Profile
Updates
Pitch
Data
Discussion
This is a preview. It will become public when you start accepting investment.
Top Shelf Audio Pitch
Play
00:00
13:13
Mute
Settings
Business Overview

With a broad selection of unique, delicious cookies, Heather Yunger launched Top Shelf Cookies in 2014. What started as a passion became a calling and Boston's Craft Cookie company was now a reality. Using high quality, often unexpected ingredients, a creative spark for combining flavors, and meticulously crafted recipes, Heather creates cookies that aren't just one of a kind, they're also pretty damn tasty. Read more

FOUNDED

2014

The Team
Heather Yunger
Founder
Heather Yunger didn't take a typical path into the culinary world, it came mostly out of a crazy (but effective) superstition. A superstition for her beloved Boston Bruins meant bringing her signature cookie, Black & Golds, for every home game. When the Bruins set off on their duck boat parade, it was decided that Top Shelf Cookies would be her new goal. Heather worked for Color Kinetics for over 10 years, where she was commonly referred to as "the utility player" because she would just work wherever was needed. Little did Heather know that this versatility would serve her well in her life as an entrepreneur. Heather is a highly organized individual with a strong focus on the finance side of her business. She prides herself on her ability to make and maintain strong partnerships. She has been baking cookies

since she was three years old.
Updates
JUNE 12TH, 2020
Happy Friday From Top Shelf Cookies!

Holy Smokes! What a week! We launched our MainVest campaign last week and at the time of writing this update we are at $14,500 raised! Thank you so much, I'm humbled at the support.

Top Shelf Cookies is solely operating online currently, while sales continue to be strong, we are expecting to be busy next week in anticipation of Father's Day. We are also looking at some other farmers markets to see if we might be able to join here and there.

We looked again at our targeted spot yesterday. We looked at this spot on March 11th, so we wanted to take another gander and ensure that it was how we remembered. It was pretty much the same as we remembered. We won't have to make many large changes to it to move in, so we are working out some details with the landlord to tie up some details. We'll unveil the address when the lease is signed, but we believe this will be the spot. It was a take out place prior to this, so it has a lot of the bones that will make it easier for us to move in and get started.

Again, the vision for this space is to centralize our operations, hire staff, offer delivery through third party services, walk in retail, and more product offerings. I guess it's also a good time to let you know that we fully intent to offer Fluffernutter cookies more regularly as well. We should be able to handle making them in our own space more regularly.

If you have any questions about this campaign or Top Shelf Cookies - please don't hesitate to ask, we are so grateful for your interest and support.

Have a great weekend cookie lovers!

- Heather Yunger

JUNE 19TH, 2020
My Special Pen

Another week into our MainVest raise and I'm so grateful. We have 40 investors and we have raised $34,100 so we are more than halfway to our goal with 75 days left to raise. Many of the names are very familiar: friends and family. We also have a lot of amazing customers of Top Shelf Cookies that have invested. That means a lot to me, I'm super grateful.

So, we have some news, but before I share...I have a little story. When you live the pop up life, like we do you meet a lot of vendors that make different things. We were triple booked during the holidays in 2018 and we had to call AnnMarie (my friend of 20 years, former dough scooper and current bookkeeper) off the bench to help out. I set her up at this event and she was next to a guy with all kinds of pens. They were all made out of different things, of course I was pulled in by one and the guy explained it was made from hockey pucks. I debated buying it, but I would be leaving soon for a trip to see the Bruins play in the Winter Classic at Notre Dame and that wasn't something I should have been doing with my money either, so I put the pen down and didn't give it too much thought. About a week later, during our annual Christmas shopping day AnnMarie gave me my Christmas present early during breakfast. It was THE PEN! She wanted me to have it to sign important papers for when Top Shelf Cookie has a home of its own. We were close to closing in on a food hall spot and the hope was I would use the pen soon. I did sign a letter of intent on a food hall space (in fact, from my hotel room in Chicago) , but it ended up not working out and I put the pen in the top drawer of my file cabinet - out of sight.

This past Monday, June 15th is the nine year anniversary of the Bruins winning the Stanley Cup. It's also the nine year anniversary of me deciding that maybe my superstition could become my job. So, after looking at the space again, I pushed to have the letter of intent signed on June 15th, 2020 with my special pen.

We are now submitting financials and ironing out details for the lease. When the lease is finalized, I will share the location with you all. But, it's exciting to share this news with all of you.

If you are considering investing and you have ANY questions for me, feel free to ask. We are grateful for your support and consideration.

Happy Friday, make it a great one!

- Heather Yunger

JUNE 26TH, 2020
Fluffernutter Fridays!

Another week down in our MainVest journey and we have raised $38,000 with the help of 46 investors with 68 days to go. From our small, but mighty team at Top Shelf Cookies: THANK YOU!

I am hopeful in next week's update I can unveil the address, but we are still in negotiations. I know that piece of information can make a difference to folks on the fence about updating. As soon as I can share - we will.

I figured this updated was a good opportunity to talk about something we are excited to do in the new shop when the retail is open: Fluffernutter Fridays!

Fluffernutter cookies are one of our most popular items, however we don't make it often. It is strangely one of the most inexpensive cookies to make for ingredients, but it's its costly in time and manpower. We actually pipe Somerville born Marshmallow Fluff and freeze it and then need to work quickly (typically we work in a refrigerated room) to wrap our peanut butter dough (made with Everett's treasured Teddie Peanut Butter) around it and then the dough balls have to be chilled and then baked so the fluff doesn't just meld in with the peanut butter dough. So, because of the time and effort and the economics of our shared kitchen, we really only make them for min order quantities of 100, a test batch right before Fluff Fest and Fluff Festival. (Side note: What The Fluff is cancelled this year because COVID19 is the worst). We have been known to put this fluff in other cookies like our S'more Cookie (which needs some tweaking) and Fluff & Stout (which is perfect) but everyone always asks when Fluffernutter is going to be available. Last year when we were prepping for Fluff Fest, we were discussing how much fun it would be able to make a limited amount every week and then be able to offer them. So, we are planning to make a limited amount on Friday's when the shop is open and when they are gone, they are gone. We'll also be able to bring down the min order quantity on the Fluff cookies when we are in an home of our own.

Stay tuned for more updates in our journey next Friday. As always, if you have questions about this campaign, our business, cookies - reach out, we are grateful for your interest in us

- Heather Yunger

JULY 3RD, 2020
Cookie Frappes!

Another week down and we are grateful for our 57 investors that have helped us raise $43,200 we are close to our minimum goal of $60,000 with a maximum goal of $100,000.

This week has been a continued review of the financials and it sounds like we might have a final lease next week, once we have a final lease, we will share the address of our location. We are excited to share this with you ASAP.

With it being July, it's been a little slower for us in the order department, but we need to remember that we are usually a little slower in July. As bakers, we have pretty thin margins so managing food waste is one of the big keys to success. With a short shelf life, it's always a challenge - but having our own space will be a game changer in this department as well. As we talked through as a team, we knew in our new space we wanted to serve fresh baked cookies. The challenge there is, what do do with the unsold cookies at the end of the night. Can they find new life? Thinking about July, I knew if we would rethink these delicious cookies for the next day we could minimize food waste and offer something a little fun (especially in the warmer months) so we experimented and knew that making cookie frappes would be the way to go. We'll pair our cookies with vanilla ice cream & milk and blend it together. Our cookies are crafted to be very flavorful, so the provide all the flavor. We made on on Instagram yesterday and it was very well received and VERY delicious!

We plan to partner with a local dairy for milk (flavored milks - more on that in another update) and ice cream. We also have so many amazing ice cream artisans in Boston that we are hoping to partner with them in different ways -(more on that in another update)

Happy 4th! Thank you again for your support, we know it's a weird time to be seeking funds - but we are grateful for folks that can invest and/or spread the word!

- Heather Yunger

JULY 23RD, 2020
Fourth times a charm?

Three times we've tried for our own space and it hasn't worked out. Each time, it hurt worse - it made me doubt myself. But, I can tell you that I don't honestly believe that we would have survived in the spaces we tried for. I might be back in a cubical by now. We wouldn't have survived COVID in a couple of the spaces if we made it to COVID.

At the beginning of 2020, I set my number one goal to have a space of our own. We looked at a perfect space on March 11th and it killed me not to make an offer on it, but everything was closing, going on hold, canceling, if I made an offer on the space I remember thinking that the landlord would have laughed at me. So, I put my head down and when I stopped panicking, I remember where I live. I live in a place where neighbors pick each other up. I was terrified of losing nearly six years of work due to something I had no control over. When you guys stayed home, you ordered cookies for yourselves to snack on, or for others because you wanted to connect, some of you just ordered and told me to get them to Boston's Heroes and underserved.

So, things got a little clearer and it made sense to make the offer, we signed the letter of intent on a special date for me with my special pen.

I'm overjoyed to share that I took out my lucky pen today and signed the lease at 516 Gallivan Blvd in Dorchester's Adams Village neighborhood.

It was a pizza place for the last 30 years and has some important infrastructure that means we won't have a total from scratch buildout. We will be able to centralize our location, offer more products, we'll be adding jobs, we'll be able to do deliveries, we'll be able to ship more frequently.

we are grateful for our 75 investors that have helped us raise $49,100 we are close to our minimum goal of $60,000 with a maximum goal of $100,000. The closer we are able to get to the maximum raise will help us to make additional hires quickly!

With a lot of love in my heart -

Thank you!

Heather Yunger

Top Shelf Cookies

JULY 25TH, 2020
Lease Update

If you have already invested or if you follow us on social media, you have likely already heard the news, but we have a lease.

At the beginning of 2020, I set my number one goal to have a space of our own. We looked at a perfect space on March 11th and it killed me not to make an offer on it, but everything was closing, going on hold, canceling, if I made an offer on the space I remember thinking that the landlord would have laughed at me. So, I put my head down and when I stopped panicking, I remember where I live. I live in a place where neighbors pick each other up. I was terrified of losing nearly six years of work due to something I had no control over. When you guys stayed home, you ordered cookies for yourselves to snack on, or for others because you wanted to connect, some of you just ordered and told me to get them to Boston's Heroes and underserved.

So, things got a little clearer and it made sense to make the offer, we signed the letter of intent on a special date for me with my special pen.

I'm overjoyed to share that I took out my lucky pen today and signed the lease at 516 Gallivan Blvd in Dorchester's Adams Village neighborhood.

It was a pizza place for the last 30 years and has some important infrastructure that means we won't have a total from scratch buildout. We will be able to centralize our location, offer more products, we'll be adding jobs, we'll be able to do deliveries, we'll be able to ship more frequently.

we are grateful for our 76 investors that have helped us raise $51,100! We are close to our minimum goal of $60,000 with a maximum goal of $100,000. The closer we are able to get to the maximum raise will help us to make additional hires quickly!

With a lot of love in my heart -

Thank you!

Heather Yunger

Top Shelf Cookies

JULY 31ST, 2020
Minimum Target Met!

What a week, friends!

We hit our min target and we are hoping to make the max target in the next 33 days. Any extra cushion will help us do our whole buildout and expedite our hiring plan. So to our 100 investors that have helped us to raise $74,100 so far, thank you so much.

In the past week, we've been able to meet with a packaging supplier, in our new space we'll be able to house a lot more storage so we can start taking advantage of some volume discounts. We also met with a possible new client that we would be able to produce a specialty cookie for them, which would be an added source of revenue for us.

I know in a lot of ways, I've been telling you all what this space means for our customers, but I think this week we're already confirming what we thought about how our new space will lead to some substantial growth for us.

Obviously, we'll have the retail sales from foot traffic, we'll be able to add more products in the shop, we'll be able to partner with delivery services, we'll be able to grab some new wholesale opportunities that just didn't make sense before, because of our storage space, we're going to be able to house more inventory of packaging/ingredients - which means we should be able to help with our costs, but also the fire drills we find ourselves in when we run out of stuff because we have to be careful for cashflow/space considerations. It's the littlest things too. For example, as much as I love our loading dock privileges at South Station Post Office, when we worked on the layout, we set up an area for post office pick up. That's just picking up time everyday.

Up this week, finalizing buildout/contractor stuff. We figured out the flow of the kitchen. We are planning to have an open concept kitchen, we actually want you to see us making cookies! We also think that will be fun for kids to see and check out.

Hoping for some more exciting updates next week! Have a great weekend, stay cool and make it a great one!

With graditude,

Heather Yunger

Top Shelf Cookies

AUGUST 14TH, 2020
Happy Friday from Top Shelf Cookies

Happy Friday Investors and prospective investors! I'm delighted to report that we are well on our way to our stretch goal of $100,000. We

currently stand at $90,000 invested at 126 investors with 19 days remaining on our campaign

Sorry for the lag in updates, I took a little downtime last week to get a change of scenery and see my niece Tara and my nephew Malcolm. It was desperately needed, I don't see them nearly as much as I should and with the the next few months looking incredibly busy, it was nice to sit holding my niece and chatting with my sister over coffee this past weekend. One of the things I'm most looking forward to when we open is having the kids down from NH. Malcs will likely be the most impressed, Tara is an infant, so you know...probably not as aware. Malcs often says when my sister can't get me on the phone that I'm probably making cookies. Malcs & Tara were actually our first investors. For six years I've been working my tail off and this past week I came to the realization that I will have people around me to delegate things to. There will be a lot more work in this expansion, but I won't have to do the bulk of it on my own. This week our opening got a write up in the Boston Globe and almost on cue there was a bunch of emails in my inbox trying to partner with us. I was able to delegate some of them to my staff. My best friend/bookeeper - she took a call with a prospective POS provider and called me yesterday and within ten minutes we talked about it and she'll be back to me tomorrow with all the facts so we can make a decision. As someone who has primarily done all the research and made all the decisions, this was a new thing for me. We've always been super lean and we'll likely continue to still be lean, but we'll be growing the manpower and I'm excited to hand some stuff off so I can work on some of the bigger picture ideas. Like this week, we talked to another company about handling their production in our space for them. This could potentially provide a new stream of revenue for us and also got me thinking about some other opportunities like this. I got so jazzed up to think about bigger picture stuff now that our future is a little more secure. This week we also firmed up our first full time hire for when we open and that's so exciting. This entrepreneur life has had it's really lonely moments, but all the sudden I don't feel as lonely!

Thank you again for your support. I really recognize this is a weird time to be looking for money. I really want to thank you for anything you have been able to do for us, investing, sharing our campaign, ordering cookies, generally spreading the good word of Top Shelf Cookies. Have a great weekend and we'll chat next week

With much gratitude

Heather

AUGUST 21ST, 2020
Friday Update From Top Shelf Cookies

Word is getting around. The article in the Boston Globe last week led to some more inquiries and I'm excited to say I'll be on Bloomberg Radio (106.1 in Boston) on Monday around 5:30PM.

We are finalizing scope of work with contractor and getting quotes in and hope to secure a contractor next week. It's coming together in a big way. It's weird to see my Pinterest boards become a reality.

We seem to be having a pick up in online sales after a little quieter July/August and we just confirmed a very large order for September. In all this, I realized we have some serious holiday planning to do outside of getting us moved! So, I'm spending tomorrow babysitting my niece Tara and nephew Malcolm and hopefully during nap time, I'll be planning out some of our plans for the holidays. We plan to do a pretty robust corporate/client gifting campaign. So, if you are an investor/potential investor - please know we are built to do large bulk gifting order and we do them really well!

Other than that, personally I'm psyched to see the Bruins advance - even if it feels weird to watch hockey in August. But it's fun, a lot of people are stocking up on cookies for the playoffs and sending us pictures of their superstitions and I really do enjoy that.

Till next week, hoping to have some more fun updates.

- Heather Yunger

AUGUST 24TH, 2020
With 9 Days to Spare?

With NINE days to spare, we have made our max goal of $100,000 in our Mainvest campaign. I want to thank the team at Mainvest. We were close to launching with them twice before and I guess the third time is a charm. They have been amazing and their commitment to small business is admirable. I'm glad we got the change to work with them, because we have the same commitment and beliefs that we have the power to build the city we want to see. I have been watching a large chain of cookie bakeries making their way across the country and I knew I wanted to be first in Boston. We don't need more chains and honestly we've been doing this for six years, we know what we're doing.

In the 147 Investors that came together to raise $100,000 for us there are family members and friends that I expected, there are fellow small business owners, there are former colleagues of mine, there are some of our most loyal and wonderful customers and I gotta be honest there are a handful of names I don't recognize.

THANK YOU FROM THE BOTTOM OF MY HEART!

Five months ago, I faced what looked like insurmountable odds. I thought we would lose it all. Six years of work, six years of missing commitments with my friends and family so I could build my ideal job. It was heartbreaking and then the orders poured in. Nobody builds a business thinking "I have a good product for a pandemic" but in fact, mail order cookies are a good product for a pandemic. I was honored that we could provide Boston (and beyond) with some comfort and connection in this really uncomfortable & disconnected time.

At one point I received an order with a note (actually received a lot of orders with nice notes) but this one was the one that really sparked the "let's just try to get this plan for 2020 back on track"

This was from a former boss- probably the person I learned the most from while working for him.

It's been awhile however I have been cheering you and TopShelf on from the sidelines. So proud of all you have accomplished ; don't let this temporary set back stop you from reaching your goals

So today, we are celebrating, but I have a large stack of meetings to hire architects and coffee providers and a radio interview at 5:30pm.

To our investors, you will be getting notes from me soon. To our followers, keep following along. We can't wait to have you at 516 Gallivan Blvd for cookies!

With a more grateful heart than you can possibly imagine,

Heather Higgins Yunger

Top Shelf Cookies

This is a preview. It will become public when you start accepting investment.
Overview

Since our launch in 2014, we have been essentially cookie nomads traveling from pop up to pop up. We bring our cookies to farmers markets, breweries, offices, basically anywhere that will have us. Because of this, we have been able to secure wholesale accounts and increase our e-commerce business with our wildly successful cookie of the month subscription. We work out of a shared commercial kitchen space for 40+ businesses in Boston, MA.

The Solution

It's time for us to establish our first brick and mortar. It's time for Top Shelf Cookies to seek out some shelter where we can solidify brand recognition, centralize our operations, set up a physical location where our cookies can be found daily, and have a larger kitchen that will us to be more creative and offer some of our most popular flavors STRAIGHT OUT OF THE OVEN! The daily revenue will allow us to hire a few employees full time and create some jobs in the city of Boston.

Why Top Shelf Cookies?

We are a craft cookie company with a uniquely Boston feel to it. We appeal to locals and tourists with our Boston-inspired flavors of cookies. We have spent nearly six years learning about our process, developing flavors, hearing feedback, and learning about our customers. Our online sales have grown substantially in the last six months, along with our corporate gifting and catering.

Cookies are a timeless treat and portion-controlled as well, so it's something people can feel good about enjoying for themselves or a crowd. We've already learned our product appeals to folks that work in the area and we know from hearing from our customers that they would come find us at our location.

Q&A with Founder Heather Yunger

What's Your Favorite Top Shelf Flavor?

Black & Gold - it's my firstborn

What's your favorite thing to do in Boston?

Patriot's Day - Best day to be a Bostonian. Get up early, have some brews and bites with good friends, hit the Red Sox game, get out cheer on marathoners (around that time it's regular people - so it's pretty cool to cheer them on!) and if the sports gods are great, head over the Bruins playoff game.

What's the thing you most appreciate in your life?

I'm so lucky to be able to follow my dream and run a cookie business. Mostly nobody gets mad at me (I have cookies) I get to be creative with cookies. I get to honor the city I love with cookies. I spend most of my days in Boston with cookies. I get to create jobs in a neighborhood in Boston that needs it. I have an awesome co-worker in Brady (Chief Dog Officer) and I love the team that works for Top Shelf Cookies and the production team that works with us out of CommonWealth Kitchen. Being a small business owner is challenging, but my worst day owning Top Shelf Cookies is far superior to my best day in a cubicle.

What's your favorite Boston sports memory?

June 15, 2011 - Bruins win the Cup. I was in the Fours (shocker) with a lot of my close friends. I loved that team, there was a lot to like about them. Beating Montreal (after being down 2-0), sweeping the Flyers after being embarrassed by them the year before, one of the best series of hockey I had ever seen up until that point vs Tampa, then to just go in and play the arrogant Canucks and play their game and be so focused. It was awesome to enjoy that for 2 months and during that time, I figured out what I wanted to do when I grew up.

When people come to you for help, what do they usually want help with?

That's a good question and a hard one (and I came up with these!) Right now, I try to work with a lot of new bakers at CommonWealth Kitchen to help them figure out how to best get started. I was lucky enough to have people help me and I believe in paying it forward

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$10,000

TARGET

$60,000

MAXIMUM

This investment round closes on November 25, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Space Improvements $5,000
Equipment $3,333
Operating Expenses $1,067
Mainvest Compensation $600
Total $10,000
Summary of Terms
Legal Business Name Top Shelf Cookies
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 0.4%-2.4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $404,455 $505,569 $581,405 $639,545 $671,522

EXPENSES

Operating Expenses $376,254 $450,701 $503,283 $540,827 $557,880
Operating Profit $28,201 $54,868 $78,122 $98,718 $113,642
This information is provided by Top Shelf Cookies. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
Historical milestones

Top Shelf Cookies has been operating since 2014 and has since achieved the following milestones:

Plans to open location in Dorchester, MA

Achieved revenue of $117521 in 2018, which then grew to $141,062 in 2019.

Had Cost of Goods Sold (COGS) of $69,279, which represented gross profit margin of about 40% in 2018. COGS were then $75,026 the following year, which implied gross profit margin of 47%.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
Real Estate Risk

Top Shelf Cookies is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Top Shelf Cookies is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Top Shelf Cookies to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Top Shelf Cookies operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Top Shelf Cookies is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Top Shelf Cookies competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Top Shelf Cookies's core business or the inability to compete successfully against the with other competitors could negatively affect Top Shelf Cookies's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Top Shelf Cookies's management or vote on and/or influence any managerial decisions regarding Top Shelf Cookies. Furthermore, if the founders or other key personnel of Top Shelf Cookies were to leave Top Shelf Cookies or become unable to work, Top Shelf Cookies (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Top Shelf Cookies and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Top Shelf Cookies is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Top Shelf Cookies might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Top Shelf Cookies is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Top Shelf Cookies

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Top Shelf Cookies's financial performance or ability to continue to operate. In the event Top Shelf Cookies ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Top Shelf Cookies nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Top Shelf Cookies will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Top Shelf Cookies is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Top Shelf Cookies will carry some insurance, Top Shelf Cookies may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Top Shelf Cookies could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Top Shelf Cookies's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Top Shelf Cookies's management will coincide: you both want Top Shelf Cookies to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Top Shelf Cookies to act conservative to make sure they are best equipped to repay the Note obligations, while Top Shelf Cookies might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Top Shelf Cookies needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Top Shelf Cookies or management), which is responsible for monitoring Top Shelf Cookies's compliance with the law. Top Shelf Cookies will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Top Shelf Cookies is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Top Shelf Cookies fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Top Shelf Cookies, and the revenue of Top Shelf Cookies can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Top Shelf Cookies to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Top Shelf Cookies. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Loading

Blog
Press
Petitions
FAQ
Referral Program
Partners
Support Center
Educational Materials
About Us
Contact Us
Terms of Service
Privacy Policy